

June 25, 2010

Mr. Samuel Pilch
Group Vice President and Controller
ALLSTATE LIFE INSURANCE COMPANY
3100 Sanders Road
Northbrook, IL 60062

> **Re: ALLSTATE LIFE INSURANCE COMPANY**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 000-31248**

Dear Mr. Pilch:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Estimates
Investments
Impairment of Fixed Income and Equity Securities, page 16

1. You have residential mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities with unrealized losses of $1.0 billion, $952 million, and $518 million, respectively at December 31, 2009. Please expand your disclosures to support your assessment that these investment securities are not impaired by including:

- The average level of subordination, guarantees and cash reserves at inception and at year-end for securities rated Ba, B and Caa or lower;
- The key cash flow assumptions, such as estimated prepayment rates, default rates, loss severity, the value of underlying collateral and expected recoveries and how

they differ from the cash flow assumptions when the investments were first acquired;

- A discussion explaining why credit losses do not exist for securities that have been in an unrealized loss position for over 12 months particularly given that average unrealized loss is 36%, 35% and 28% of amortized costs for residential mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities, respectively, and 44%, 35% and 59%, respectively of amortized costs for below investment grade securities within these three securities categories. These average percentages represent fair values that are significantly below amortized cost and, most likely, there are many securities where the percentage of unrealized loss to amortized cost is significantly higher than the average.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant